[Letterhead of Thompson Hine LLP]

May 9, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bryan J. Pitko Attorney Advisor

RE:	Rubicon Technology, Inc. Soliciting Material on Schedule 14A Filed April 22, 2016 by Paragon Technologies, Inc., et al. File No. 001-33834

Dear Mr. Pitko,

On behalf of Paragon Technologies, Inc., GAD Partners Fund LP, GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deborah R. Mertz and Samuel S. Weiser (each, a “Filing Person” and collectively, the “Filing Persons”), we are responding to your letter dated April 28, 2016 in connection with the soliciting materials on Schedule 14A filed by the Filing Persons on April 22, 2016 (the “Soliciting Materials”). We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following.

General

1.	Please provide support for the assertions that Rubicon is “denying Paragon the shareholder lists to which it is entitled under law” and “denying Paragon’s right to nominate directors.”

On April 8, 2016, Paragon Technologies, Inc. (“Paragon”) submitted to Rubicon Technology, Inc. (“Rubicon”) an extensive 229-page “Notice of Director Nominees” (the “Nomination Notice”) pursuant to the advance notice provisions contained in Rubicon’s by-laws.

On April 11, 2016, Paragon submitted a customary request for shareholder lists to Rubicon pursuant to the applicable provisions of Delaware law.

On April 18, 2016, Rubicon issued a widely disseminated press release titled “Rubicon Technology Comments on Director Nominations From Paragon Technologies” (the “Rubicon Press Release”). In the press release, Rubicon stated that Paragon “submitted notice to nominate two candidates, Hesham M. Gad and Jack H. Jacobs, to stand for election to the Rubicon Board of Directors at the Company’s 2016 Annual Meeting of Stockholders.” The press release also stated that Rubicon’s Nominating and Governance Committee “interviewed and thoroughly vetted Paragon’s proposed director candidates and indicated our willingness to appoint Mr. Jacobs to the Rubicon Board….” Rubicon acknowledged in the press release that Paragon “owns” shares of Rubicon. Rubicon’s purpose behind the press release seemed to be to inform shareholders that they deemed Mr. Gad “unfit” to serve on the board. If Rubicon deemed Paragon’s director nominations invalid, then the press release was not only premature, but false and misleading.

In a letter dated April 18, 2016, in stark contradiction to the Rubicon Press Release, Rubicon’s law firm Vinson & Elkins sent a letter to Mr. Gad stating that “Paragon is not eligible to submit nominations for the Annual Meeting” and that the Nomination Notice was “defective.” A copy of the letter is attached. Vinson & Elkins provided three alleged bases for these conclusions: (1) Paragon is not a stockholder of record, which was incorrect; (2) Paragon failed to provide an address for Mr. Jacobs, which was incorrect; and (3) that Paragon failed to provide any agreements between Paragon and its director nominees “relating to the service of the two proposed nominees on the board of directors of Paragon”, which was incorrect, but also reflects a gross misinterpretation of Item 401(a) of Regulation S-K. The letter also stated that “this letter should not be construed as confirmation that the Notice otherwise complies with the Bylaws and applicable law.”

We believe that most companies would seek to honor shareholder rights in these circumstances and would have honored the Nomination Notice. Courts generally seek to honor the shareholder franchise in these circumstances, as opposed to denying it on purported minor technicalities, and we believe Rubicon and its counsel should know that. The letter, standing in stark contrast to the Rubicon Press Release, seems motivated to frustrate as opposed to honoring shareholder rights.

On April 18, 2016, Vinson & Elkins also sent a letter to Mr. Gad imposing conditions on Paragon’s receipt of shareholder lists, including signing a confidentiality agreement and requiring the payment of $1,500. A copy of the letter is attached. Since Rubicon should have all shareholder lists in electronic format, the company could easily send such lists electronically without incurring any costs or needing the payment of a ransom payment. Rubicon has not provided any support for the $1,500 ransom payment. The letter also objected to Paragon’s use of the stockholder lists to “communicate with other stockholders of [Rubicon].” Vinson & Elkins did not provide shareholder lists; it only imposed obstacles in denying the lists. The letter also stated that “Nothing herein should be construed as an admission that the Demand Letter complies with Delaware law. The Company expressly reserves, and does not waive, any and all rights, defense and objections that the Company has or may have with respect to the Demand Letter and any of your further requests or actions.” The letter also explicitly rejected Paragon’s request for other documents.

Paragon issued a second request to Rubicon for shareholder lists, and Rubicon has denied this request as well. A copy of this additional denial is attached.

It seems patently clear that the Vinson & Elkins letters, standing in stark contrast to the Rubicon Press Release, are intended to use excuses and purported minor technicalities to frustrate as opposed to honoring shareholder rights. Most companies do not take these types of actions in these circumstances. While Rubicon decided to publicly announce Paragon’s director nominations, without any mention of any objections or deficiencies, Rubicon instructed its lawyers to engage in needless delay and frustration tactics through lawyer letters.

The Filing Persons’ acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 9, 2016

PARAGON TECHNOLOGIES, INC

/s/ Hesham M. Gad

Hesham M. Gad

Chief Executive Officer

GAD PARTNERS FUND LP,

by GAD Capital Management LLC, its general partner

/s/ Hesham M. Gad

Hesham M. Gad

Managing Partner

GAD CAPITAL MANAGEMENT LLC

/s/ Hesham M. Gad

Hesham M. Gad

Managing Partner

/s/ Hesham M. Gad

Hesham M. Gad

/s/ Jack H. Jacobs

Jack H. Jacobs

/s/ Deborah R. Mertz

Deborah R. Mertz

/s/ Samuel S. Weiser

Samuel S. Weiser

Vinson&Elkins

Kai Haakon E. Liekefett kliekefett@velaw.com
**Tel** 212.237.0037 **Fax** 212.237.0100

April 18, 2016

By Federal Express

Hesham M. Gad
Chairman and CEO
Paragon Technologies, Inc.
101 Larry Holmes Drive, Suite 500
Easton, Pennsylvania 18042

Re: Notice of Shareholder Nomination for the 2016 Annual Meeting of Stockholders of Rubicon Technology, Inc.

Dear Mr. Gad:

On behalf of our client, Rubicon Technology, Inc. (the "Company"), I am writing in response to the letter sent by you on behalf of Paragon Technologies, Inc. ("Paragon") dated April 8, 2016, in which Paragon purported to provide notice (the "Notice") of its intention to nominate candidates for election as directors at the Company's 2016 Annual Meeting of Stockholders (the "Annual Meeting").

Section 2.10(d)(i) of the Company's Amended and Restated Bylaws (the "Bylaws") provides that only such persons who are nominated in accordance with the procedures set forth in the Bylaws shall be eligible to serve as directors of the Company. The Company hereby notifies you that Paragon is not eligible to submit nominations for the Annual Meeting and that the nominations set forth in the Notice were not made in accordance with the procedures set forth in Section 2.10 of the Bylaws and are therefore defective.

Pursuant to Section 2.10(a) of the Bylaws, nominations of persons for election to the board of directors of the Company may be made at an annual meeting of stockholders "(1) pursuant to the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (2) by or at the direction of the Board of Directors or (3) *by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the Bylaws*, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Bylaws." (emphasis added) However,

**Vinson & Elkins LLP Attorneys at Law**
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London
Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington

666 Fifth Avenue
New York, New York 10103-0040
**Tel** +1.212.237.0000 **Fax** +1.212.237.0100 **www.velaw.com**

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April 18, 2016 Page 2

Paragon was not a stockholder of record on April 8, 2016, the date of the Notice. Paragon is therefore not eligible to nominate persons for election to the board of directors of the Company at the Annual Meeting.

In addition, the Notice failed to comply with certain procedures required by the Bylaws. Specifically, the Notice and corresponding nominations are defective for at least the following additional reasons:

1. Pursuant to Section 2.10(b)(1) of the Bylaws, a stockholder is required to provide the information required by Item 5(b)(1)(ii) of Schedule 14A of the Exchange Act. Paragon failed to provide the address of any corporation or other organization in which Mr. Jacobs's present principal occupation or employment is carried on.

2. Pursuant to Section 2.10(b)(1) of the Bylaws, a stockholder is required to provide the information required by Item 401(a) of Regulation S-K. This includes the any arrangement or understanding between each proposed nominee and any other person(s) pursuant to which he was or is to be selected as a director or nominee. The Notice fails to disclose any arrangements or understandings between Paragon, on the one hand, and Mr. Gad and Mr. Jacobs, on the other hand, relating to the service of the two proposed nominees on the board of directors of Paragon, a company of which Mr. Gad also serves as Chief Executive Officer.

This letter is being sent on behalf of the Company while expressly reserving, and without waiving, any and all rights and defenses that the Company may have with respect to this matter. In particular, this letter should not be construed as confirmation that the Notice otherwise complies with the Bylaws and applicable law.

Should you have questions or wish to discuss the foregoing, please contact me at (212) 237-0037. Please direct any and all future correspondence regarding the Company to my attention.

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April 18, 2016 Page 3

Very truly yours,

Kai Haakon E. Liekefett

cc: William F. Weissman (by email)
Derek D. Bork, Esq. (by email)

Vinson&Elkins

Kai Haakon E. Liekefett kliekefett@velaw.com
**Tel** 212.237.0037 **Fax** 212.237.0100

April 18, 2016

**By Email and FedEx**

Hesham M. Gad
Chairman and CEO
Paragon Technologies, Inc.
101 Larry Holmes Drive, Suite 500
Easton, Pennsylvania 18042

Re: Demand for Stockholder Lists of Rubicon Technology, Inc.

Dear Mr. Gad:

On behalf of our client, Rubicon Technology, Inc. (the "Company"), I am writing in response to your letter dated April 11, 2016 (the "Demand Letter") demanding the inspection of certain books and records of Rubicon pursuant to Section 220 of the Delaware General Corporation Law ("Section 220").

The Company is prepared to make available to you such information referred to in the Demand Letter that is currently available to Rubicon and that a stockholder of the Company is entitled to inspect under Section 220 at this time (the "Information").

Section 220 requires that demands are made for a "proper purpose." Purpose "(a)" of the Demand Letter ("to communicate with other stockholders of the Company regarding the Company's business, financial condition, prospects, management, board control and voting of its common stock") is not a proper purpose under Delaware law. Furthermore, the Company will not make available "copies of any written correspondence, e-mails or other communications provided to the Company by or on behalf of stockholders of the Company during the 18-month period prior to the date of [the Demand Letter]" because you are not entitled to these books and records.

To ensure that you will use the Information solely for a "proper purpose" under Delaware law, I am enclosing a confidentiality agreement for you to execute as a condition to the Company making the Information available to you.

**Vinson & Elkins LLP Attorneys at Law**
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London
Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington

666 Fifth Avenue, 26th Floor
New York, NY 10103-0040
**Tel** +1.212.237.0000 **Fax** +1.212.237.0100 **www.velaw.com**

V&E
April 18, 2016 Page 2

Please submit a signed copy of the confidentiality agreement together with a certified check made out to the Company's proxy solicitor, Innisfree M&A Incorporated, in the amount of $1,500 for the cost of providing the Information. Upon receipt of the confidentiality agreement and the check, the Company will instruct Innisfree to promptly provide you with the Information.

Should you have questions or wish to discuss the foregoing, please contact me at (212) 237-0037. Please direct any and all future correspondence regarding the Company to my attention.

Very truly yours,

Kai Haakon E. Liekefett

cc: William F. Weissman (by email)
Derek D. Bork, Esq. (by email)

Vinson&Elkins

Kai Haakon E. Liekefett kliekefett@velaw.com
**Tel** 212.237.0037 **Fax** 212.237.0100

April 29, 2016

**By Email and FedEx**

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

Re: Demand for Stockholder Lists of Rubicon Technology, Inc.

Dear Mr. Bork:

On behalf of our client, Rubicon Technology, Inc. (the "Company"), I am writing in response to your letter dated April 22, 2016 (the "Second Letter"), which was preceded by a letter from Mr. Hesham M. Gad, dated April 11, 2016 (the "First Letter"), demanding the inspection by Paragon Technologies, Inc. ("Paragon") of certain books and records of Rubicon pursuant to Section 220 of the Delaware General Corporation Law ("Section 220").

Your Second Letter alleges that our response, dated April 18, 2016, to the First Letter is a "transparent attempt to thwart and frustrate a shareholder of the Company from validly exercising its lawful rights under Delaware law . . . ." To the contrary, our response made clear that the Company is ready, willing and able to provide your client (and any stockholder, for that matter) with the requested records so long as your client agrees to comply with the most basic requirements under Section 220. All we are doing is following the law.

The Company's objection to the "proper purpose" set forth in clause (a) on page 1 of the First Letter falls squarely within the bounds of Delaware law. In clause (a), Paragon described one of its purposes as "to communicate with other stockholders of the Company regarding the Company's business, financial condition, prospects, management, board control, and voting of its common stock." It is black letter law that Section 220 requires more than a mere statement of intent to communicate with other stockholders. *Nw. Indus., Inc. v. The B.F. Goodrich Co.*, 260 A.2d 428 (Del. 1969). In fact, the Delaware Chancery Court has expressly held that "an unspecific demand unrelated to an imminent stockholders' meeting or a tender offer or the like which will affect plaintiff's interest as a stockholder . . . necessarily

**Vinson & Elkins LLP Attorneys at Law**
Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York
Palo Alto Richmond Riyadh San Francisco Tokyo Washington

666 Fifth Avenue, 26th Floor
New York, NY 10103-0040
**Tel** +1.212.237.0000 **Fax** +1.212.237.0100 **www.velaw.com**

V&E

April 29, 2016 Page 2

fails to meet the strict requirement of the statute . . . ." *Weisman v. W. Pac. Indus., Inc.*, 344 A.2d 267, 269 (Del. Ch. 1975); *see also Shamrock Assocs. v. Dorsey Corp.*, No. 7678, 1984 WL 8237, at *2–3 (Del. Ch. Jul. 24, 1984) (rejecting a stockholder's demand because the stated purpose of its demand was to permit communication with other stockholders of the subject company "on matters related to their interest as stockholders," which the Court found was not making reference to any impending event for which the access to a stockholder list was reasonably needed). Clause (a) makes no reference to (and does not even suggest) an impending event for which your client intends to communicate with the Company's stockholders. Without this, it simply fails to state a proper purpose under Section 220.

The Second Letter also denies the Company's request for payment of the Company's cost of providing the requested information, calling this request a form of "ransom." Under Delaware law, the Company has the right to demand reasonable cost to be paid by your client in connection with providing the requested information. Section 220(c) clearly contemplates stockholders' responsibility to bear the reasonable cost of obtaining the stockholder list when such list is furnished to the stockholder by the company. Case precedent in which Delaware courts ordered stockholders to pay reasonable costs are numerous. *See, e.g.*, *Weisman v. Plains Res., Inc.*, No. CIV. A. No. 10,814, 1989 WL 57714 (Del. Ch. June 1, 1989); *Hatleigh Corp. v. Lane Bryant, Inc.*, 428 A.2d 350 (Del. Ch. 1981); *Credit Bureau of St. Paul, Inc. v. Credit Bureau Reports, Inc.*, 290 A.2d 689 (Del. Ch. 1972). The Company's request for reimbursement of its reasonable costs is, therefore, completely within the bounds of Delaware law. It is also hardly "without basis and wholly arbitrary" as characterized by your letter.

Moreover, the Second Letter ignored the Company's request that your client sign a confidentiality agreement in connection with providing the requested information. The Company assumes that your silence concerning this request means your client agrees that it is appropriate under the circumstances. However, if that is not the case, the Company reminds you that its request for a confidentiality agreement is completely reasonable in the context of your client's Section 220 demand. *See, e.g.*, *Jefferson v. Dominion Holdings, Inc.*, C.A. No. 8663-VCN, 2014 WL 4782961, at *2 (Del. Ch. Sept. 24, 2014) (holding that the balancing of the needs of the requesting stockholder and the reasonable expectations of the corporation is best achieved through a confidentiality agreement that both reasonably protects the confidentiality of the books and records and allows the stockholder to review the documents); *see also Disney v. Walt Disney Co.*, 857 A.2d 444, 447–8 (Del Ch. 2004) (holding that "the production of nonpublic corporate books and records to a stockholder

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April 29, 2016 Page 3

making a demand pursuant to Section 220 should be conditioned upon a reasonable confidentiality order" and noting that "it is often the case that the Court of Chancery will condition its judgment in Section 220 cases on the entry of a reasonable confidentiality order to prevent the dissemination of confidential business information to 'curiosity seekers'").

Finally, the Second Letter also ignored our objection to your client's purported demand for "copies of any written correspondence, e-mails or other communications provided to the Company by or on behalf of stockholders of the Company during the 18-month period prior to the date of [the First Letter]." To the extent this does not mean your client concedes our position is correct, we would like to remind you that such demand is improper, especially to the extent it seeks to circumvent the rules of civil discovery. Section 220 permits "narrowly focused . . . demand," but "sweeping discovery request[s]" are prohibited by Delaware law. *Paul v. China MediaExpress Holdings, Inc.*, C.A. No. 6570–VCP, 2012 WL 28818, at *8 (Del. Ch. Jan. 5, 2012). A Section 220 demand, however, is "not a way to circumvent discovery proceedings, and is certainly not meant to be a forum for the kinds of wide-ranging document requests permissible under Rule 34…. Rather, any Section 220 demand is subject to close inspection for appropriateness under our law." *Highland Select Equity Fund, L.P. v. Motient Corp., 906 A.2d 156, 165 (Del. Ch. 2006).*

The Company remains prepared to supply your client with the requested information required under Delaware law. Please deliver to the Company a signed copy of the confidentiality agreement (attached again for your convenience) and a certified check made out to the Company in the amount of $1,500 for the cost of providing the requested information. Upon receipt of the signed confidentiality agreement and the check, the Company will instruct its proxy solicitor, Innisfree M&A Incorporated, to promptly provide you with the requested information.

Unless expressly stated otherwise, nothing herein should be construed as an admission that the First Letter or the Second Letter complies with Delaware law. The Company expressly reserves, and does not waive, any and all rights, defenses and objections that the Company has or may have with respect to these letters and any of your further requests or actions.

Should you have questions or wish to discuss the foregoing, please contact me at (212) 237-0037. Please direct any and all future correspondence regarding the Company to my attention.

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April 29, 2016 Page 4

Very truly yours,

Kai Haakon E. Liekefett

cc: Hesham M. Gad (by email)
William F. Weissman (by email)